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SEC FILE NUMBER
8-65786

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Mail Processing Section
MAR 01 2018
Washington DC
413

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

CastleOak Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Ippolito 212-829-4788
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02).

RMS DM

AFFIRMATION

I, Philip J. Ippolito, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to CastleOak Securities, L.P. (the "Partnership"), as of December 31, 2017, is true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Philip J. Ippolito
Chief Financial Officer

Notary Public

Heidi M. Castro
Notary Public, State of New York
No. 01CA[illegible]
Qualified in New York County
Commission Expires June [illegible]

This report ** contains (check all applicable boxes):

☑ Facing Page
☑ Report of Independent Registered Public Accounting Firm.
☑ Statement of Financial Condition.
☐ Statement of Operations.
☐ Statement of Cash Flows.
☐ Statement of Changes in Partners' Capital.
☐ Statement of Changes in Subordinated Borrowings.
☑ Notes to Statement of Financial Condition.
☐ Computation of Net Capital Pursuant to Rule 15c3-1.
☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☑ An Oath or Affirmation.
☐ A copy of the SIPC Supplemental Report.
☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Partners of CastleOak Securities, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CastleOak Securities, L.P. (the "Partnership") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2008.

February 28, 2018

CastleOak Securities, L.P.

Statement of Financial Condition

December 31, 2017

(In Thousands)

Assets		
Cash	$	2,587
Cash and securities segregated under federal and other regulations		45
Receivables from related broker-dealer		4,420
Receivables from broker-dealers and clearing brokers		3,765
Forgivable loans and receivables from employees, net		1,305
Fixed assets, net		66
Other assets		293
Total assets	$	12,481
Liabilities, Subordinated Borrowings and Partners' Capital		
Accounts payable and accrued liabilities	$	1,357
Accrued compensation		1,261
Payables to related parties		587
Total liabilities		3,205
Commitments and contingencies (Note 7)		
Subordinated borrowings		5,000
Partners' capital:		
General partner		2,357
Limited partner		1,919
Total partners' capital		4,276
	$	12,481

See notes to statement of financial condition.

CastleOak Securities, L.P.

Notes to Statement of Financial Condition

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business

CastleOak Securities, L.P. (the "Partnership"), is a limited partnership organized under the laws of the State of Delaware. The Partnership is a registered broker-dealer with the Securities Exchange Commission ("SEC"). The Partnership is owned by CastleOak Management, LLC ("COM" – 55.9%), the general partner, and CastleOak Management Holdings, LLC ("COMH" – 44.1%), the limited partner. COMH is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP").

The Partnership engages primarily in institutional brokerage, specializing in capital markets issuance, underwriting group participation and private placement of securities, which are supported by a sales and trading team specializing in equity and fixed income products.

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition

Investment Banking Revenue, Net

Investment banking revenue, net is generated from group participation in underwriting transactions are accrued when services for the transactions are complete.

Principal Transactions

Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another

1. General and Summary of Significant Accounting Policies (continued)

customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security, commodity, or derivative. Principal transaction revenues and related expenses are recognized on a trade date basis.

Commissions

Commission revenues are derived from agency brokerage transactions, whereby the Partnership executes a customer transaction at the best available price in the over-the-counter ("OTC") and exchange markets. Commission revenues and related expenses are recognized on a trade date basis.

Other Revenue

Other revenue is derived from providing clients access to a web-based portal in order to purchase and sell money market funds. These fees are recorded on an accrual basis.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations

Cash and securities segregated under federal and other regulations are segregated for the protection of customers.

Receivables from Broker-Dealers and Clearing Brokers

Receivables from broker-dealers and clearing brokers represents fees receivable from investment banking activities and other receivables and margin from unaffiliated clearing brokers.

Receivables from Related Broker-Dealer

Receivables from related broker-dealer represents clearing deposits held at Cantor Fitzgerald & Co. ("CF&Co"), a registered broker-dealer with the SEC.

1. General and Summary of Significant Accounting Policies (continued)

Forgivable Loans and Receivables from Employees, Net

The Partnership has entered into various agreements with certain of its employees whereby these individuals receive forgivable loans. These employee forgivable loans are recorded at historical value and are amortized using the straight-line method over the forgiveness period, which is generally two or three years.

Fixed Assets, Net

Fixed assets are recorded at historical cost, net of accumulated depreciation and amortization, and depreciated over their estimated economic useful life, generally three to five years using the straight line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Income Taxes

Income taxes are accounted for under U.S. GAAP guidance, *Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

U.S. GAAP guidance, *Accounting for Uncertainty in Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a limited partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated

1. General and Summary of Significant Accounting Policies (continued)

share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax ("UBT") in New York City ("NYC") for which it records an income tax provision.

2. Receivable from Broker-Dealers and Clearing Brokers

At December 31, 2017, Receivables from broker-dealers and clearing brokers consisted the following:

	Receivables
Receivable from clearing brokers	$ 2,547
Receivables from broker-dealers	1,218
	$ 3,765

Receivables from broker-dealers represents fees receivable from investment banking activities. Receivables from clearing brokers represents other receivables and margin from unaffiliated clearing brokers.

3. Related Party Transactions

CF&Co provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, CF&Co collects the brokerage revenue and remits to the Partnership on a monthly basis. In addition, CF&Co charges fees on a per-ticket basis, dependent upon the product traded.

CFLP provides the Partnership with administrative services, and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, and legal services

(In Thousands)

4. Fixed Assets, Net

Fixed assets, net consisted of the following:

		December 31, 2017
Leasehold improvements	$	221
Computer equipment		2
Furniture, fixtures and fittings		12
		235
Less: accumulated depreciation and amortization		169
Fixed assets, net	$	66

5. Income Taxes

The Partnership was subject to the following NYC UBT income tax benefit for the year ended December 31, 2017:

	Current		Deferred		Total	
Local	$	(13)	$	14	$	1
Total	$	(13)	$	14	$	1

As of December 31, 2017, the Partnership recorded a deferred tax asset of approximately $5, which consists primarily of book-tax differences related to depreciation. The Partnership had an effective tax rate of 0.6%, which is different from the NYC UBT statutory rate of 4.0% due primarily to the effect of certain tax benefits recorded in the current period on a relatively low pre-tax base. The Partnership analyzed its tax positions with respect to applicable income tax issues for open tax years in each respective jurisdiction and determined that there were no material tax liabilities as of December 31, 2017. As of December 31, 2017, the Partnership did not accrue any interest or penalties. The Partnership is not presently under examination for United States federal, state, and local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2014 in all jurisdictions.

(In Thousands)

6. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). The Partnership has elected to compute its net capital using the basic method which requires the maintenance of minimum capital of $250 or 6 2/3% of aggregate indebtedness. At December 31, 2017, the Partnership had net capital of $6,774 which was $6,524 in excess of its required net capital. The Partnership segregated cash of $45 into a special reserve account for the exclusive benefit of customers as of December 31, 2017.

7. Commitments and Contingent Liabilities

Legal Matters

In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

Legal reserves are established in accordance with U.S. GAAP guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risks and Uncertainties

The Partnership generates revenues by providing securities brokerage, trading, and underwriting services to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

Other Commitments

In the normal course of business, the Partnership enters into commitments for underwriting transactions. As of December 31, 2017, there were no outstanding commitments.

(In Thousands)

8. Counterparty Credit Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various brokerage activities, servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors.

A substantial portion of the Partnership's transactions are fully collateralized or are executed with, and on behalf of, institutional investors, including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans, and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate nonperformance by counterparties. The Partnership has a policy of periodically reviewing the credit standing of each counterparty with which it conducts business.

9. Subordinated Borrowings

The Partnership has a subordinated revolving line of credit of up to $5,000 with CF&Co which is used to facilitate investment banking transactions. At December 31, 2017, $5,000 of subordinated borrowings were outstanding. The interest rate on this line of credit is 10%. The scheduled maturity date on the borrowing is July 12, 2020.

Tha Partnership also has a subordinated revolving line of credit of up to $5,000 with Pershing LLC. The current rates of interest are alternative base rate ("ABR") plus 5% and 1.25% on outstanding and non-outstanding balances, respectively. At December 31, 2017 there were no outstanding borrowings.

These borrowings are subordinated to the claims of general creditors, approved by Financial Industry Regulatory Authority ("FINRA") and other regulators, and is included in the Partnership's calculation of net capital and the capital requirements of FINRA 4120.

10. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to statement of financial condition.